

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via E-mail</u>
William C. Sonneborn
Chief Executive Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

   Re: KKR Financial Holdings LLC
     Form 10-K for Fiscal Year Ended
     December 31, 2010
     Filed February 28, 2011
     Form 10-Q for Fiscal Quarter Ended
     March 31, 2011
     Filed May 2, 2011
     File No. 001-33437

Dear Mr. Sonneborn:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Sharon Blume

              Sharon Blume
              Assistant Chief Accountant